Christopher D. Menconi
Direct Phone: +1.202.373.6173
Direct Fax: +1.202.373.6001
chris.menconi@bingham.com

July 26, 2013

VIA EDGAR

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) (the “Registrant”); Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 51”)

Dear Mr. Grzeskiewicz:

This letter responds to Staff comments on Amendment No. 51, which you provided in a telephonic discussion with Abigail Bertumen on Thursday, May 2, 2013.  Amendment No. 51 was filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2013 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the VelocityShares Equal Risk Weighted Large Cap ETF (the “Fund”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below.  Capitalized terms not defined herein should be given the meaning provided in Amendment No. 51.

Prospectus

1.         Comment: In the fee table under “Fees and Expenses,” please confirm in your response letter that the Fund does not expect to incur Acquired Fund Fees and Expenses (“AFFE”) or that the amount of AFFE expected to be incurred by the Fund is de minimis (i.e., not expected to exceed 0.01%).

Response: It is not expected that the Fund will incur AFFE that will exceed 0.01%.

2.         Comment: In your response letter, please indicate 1) whether other ETFs or investment products utilize the Index; 2) whether the Index was created specifically for the Fund; 3) when the Index was created; and 4) whether information about the Index is available on a website or otherwise publicly available.

Response: The VelocityShares Equal Risk Weighted Index was not created specifically for the Fund. VelocityShares has obtained portions of the methodology for the Index pursuant to a license agreement with Citigroup Global Markets, who has calculated related indices since June 10, 2011. The inception date for the Index is April 4, 2013. The Index is not currently licensed to any other parties and VelocityShares has not begun disseminating the Index data publicly, but it will be made available on www.velocityindices.com.

Mr. John Grzeskiewicz
July 26, 2013

3.         Comment: The Staff noted that the Index appears to be subject to a high degree of judgment, subjectivity and discretion.  In your response letter, please indicate why the Fund is not considered to be an actively-managed ETF.

Response: The Fund’s investment objective is to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Index.  In seeking to achieve this objective, the Fund intends to utilize a replication methodology, which means that it will invest in all of the securities comprising the Index in proportion to the weightings in the Index.  As a result, the Fund does not buy or sell portfolio securities due to current or projected outperformance or underperformance of a security, industry or sector, unless the security is added to or removed from the Index or portfolio transactions are required, for example, upon Index rebalancing.  The Adviser and the Trading Sub-Adviser have little or no discretion regarding the securities in which the Fund invests, except in limited circumstances when it may use representative sampling or select investments not in the Index that help track the Index.  While the Index methodology involves a large number of steps and calculations, we have been informed that it is premised entirely on a long history of academic literature which proposes alternative weighting mechanisms to market cap weighting, including low volatility weighting, equal weighting, minimum variance weighting, and equal risk weighting. The  objective of the index is not to create an active strategy, but to create equal risk weighting among stocks, dependent entirely upon market prices, and in accordance with academic research on index construction. The Index itself is governed by a purely formulaic rules-based methodology that determines the process for selecting and weighting the securities included in the Index.  The Index Provider has discretion to change the Methodology, but only with respect to the rules applied to select, maintain and weight Index constituents; the Index Provider has limited discretion over the selection of individual securities for the Index that do not meet the criteria set forth in the Methodology. Other than for Corporate Actions, changes to index constituent weightings are made only quarterly, and are determined solely by the rules based methodology whose sole objective is to weight the Index securities such that they have an equal expected contribution to overall risk, as defined by the rules of the Index.

Mr. John Grzeskiewicz
July 26, 2013

4.         Comment: The Prospectus indicates that the Index includes all of the stocks in the S&P 500, excluding stocks for which there is insufficient publicly available data to apply the Methodology.  Please disclose as of a current date how many stocks are excluded from the Index after application of the Index Methodology.

Response: We have revised the “Principal Investment Strategies” and “Information Regarding the Index” sections to include the following highlighted sentence:

The Index comprises all of the stocks in the S&P 500, excluding stocks for which there is insufficient publicly available data to apply the Methodology.  As of April 4, 2013, the Index included 497 stocks from the S&P 500.

5.         Comment: In your response letter, please explain why the Index is within the scope of Trust’s existing exemptive order, and will not require an amendment to the existing order.

Response: The Trust’s existing exemptive order1 provides that a fund’s underlying index may be based on domestic equity securities or foreign equity securities (securities traded on a non-U.S. securities market).  The Index is based on domestic equity securities and therefore is within the scope of the existing exemptive order and does not require an amendment to the existing order.

6.         Comment: In your response letter, with respect to “Fixed Algorithmic Model Parameters” and “Optimization Model Precision” under “Methodology Risk” in the “Principal Risks” section, please explain whether the parameters may be changed, by who and under what circumstances.  Please consider disclosing such information pursuant to Item 9 of Form N-1A or in the SAI.

Response: We have been informed that all changes to the Index methodology (including any model parameters) are the responsibility of the Index Committee.  There are no specific circumstances that trigger changes to the Index methodology or its parameters.  However, the Index Committee meets on a regular basis to review the methodology and to ensure that the Index and its current constituents are functioning in a manner that is achieving the objectives of the Index.  The Index Committee makes changes to the methodology and its parameters, as necessary, to ensure that the Index continues to provide its intended results.  The Index Provider does not anticipate any changes to the model parameters or the methodology, but any such change would require the approval of the Index Committee.
1           See In the Matter of FaithShares Trust, et al., Investment Company Act Release Nos. 28991 (Nov. 5, 2009) (Notice) and 29065 (Dec. 1, 2009) (Order).

Mr. John Grzeskiewicz
July 26, 2013

7.         Comment: With respect to the following disclaimer under “Index/Trademark Licenses/Disclaimers,” please consider disclosing whether such disclaimer may be too broad, voidable by a court or ineffective in enabling S&P Dow Jones Indices Entities to avoid liability.

S&P DOW JONES INDICES ENTITIES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES ENTITIES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES ENTITIES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY [LICENSEE], OWNERS OF THE [LICENSEE]’S [PRODUCT(S)], OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO, INCLUDING DATA RELATED TO THE S&P 500® INDEX.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES ENTITIES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.

Response: The following sentence has been added prior to the disclaimers in the Prospectus:

As part of the license agreements related to the use of the VelocityShares Equal Risk Weighted Large Cap Index (the “Index”), the Fund is required to include the following disclaimers in this Prospectus.

8.         Comment: The Staff notes that the Prospectus discloses that the Fund may change its investment objective and the Index without shareholder approval.  Please confirm whether the Fund’s name may also be changed without shareholder approval.

Mr. John Grzeskiewicz
July 26, 2013

Response: We confirm that the Fund’s name may be changed without shareholder approval.

Statement of Additional Information

1.         Comment: Please include in the Fund’s Prospectus any investments described in “Description of Permitted Investments” that are material to the Fund’s performance or an investor’s decision to invest in the Fund.

Response: None of the investments or techniques described in the SAI will be part of the Fund’s principal investment strategy.  However, the Fund retains the flexibility to utilize, to a limited degree, the investments and techniques described in the SAI.

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The Registrant acknowledges the Commission’s press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.373.6173 or Abigail Bertumen at 202.373.6095 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi

Christopher D. Menconi